July 6, 2020

British Columbia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Via Sedar

NOTICE PURSUANT TO SUBSECTION 11.3 OF

NATIONAL INSTRUMENT 51-102 ("NI 51-102")

CONTINUOUS DISCLOSURE OBLIGATIONS

Pursuant to the requirements set out in subsection 11.3 of NI 51-102, the undersigned hereby gives notice of the results of voting from the June 30, 2020 Annual General and Special Meeting (the "Meeting") of Shareholders of Trillium Therapeutics Inc. (the "Corporation").

1. Election of Directors

The shareholders of the Corporation voted by ballot to elect the following individuals as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed, as follows:

Name	Votes in Favour	% Votes in Favour	Votes Withheld	% Votes Withheld
Mr. Luke Beshar	40,277,008	99.9	52,069	0.1
Dr. Robert Kirkman	40,274,992	99.9	54,085	0.1
Dr. Thomas Reynolds	39,850,295	98.8	478,782	1.2
Dr. Jan Skvarka	40,288,126	99.9	40,951	0.1
Dr. Helen Tayton-Martin	40,309,723	99.9	19,354	<0.1
Mr. Paul Walker	40,301,058	99.9	28,019	0.1

2. Appointment of Auditors

The shareholders of the Corporation voted by ballot to reappoint Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants as auditors of the Corporation for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors. The voting results were as follows:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
66,216,765	99.9	52,800	0.1

3. Approval of the Corporation's omnibus equity incentive plan

The disinterested shareholders of the Corporation voted by ballot to pass an ordinary resolution of disinterested shareholders, the full text of which is set out in the management information circular prepared by the Corporation in respect of the Meeting, to approve and adopt the Corporation's omnibus equity incentive plan. The voting results were as follows:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
27,385,084	79.3	7,167,629	20.7